Exhibit 99.1

AMEX:ROY	NR 08-08
TSX:IRC	July 28, 2008

INTERNATIONAL ROYALTY

UPDATES INVESTORS ON KEY ROYALTIES

DENVER, COLORADO – July 28, 2008 –International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company" or “IRC”) is pleased to report on key updates to the Company’s royalty portfolio. IRC’s large royalty portfolio can make it difficult for investors to track activities occurring on the variety of projects affecting the Company. Therefore, IRC is pleased to provide an update on select recent events.

Avebury, 2.0% NSR, Tasmania

First nickel concentrate was produced in mid-July with sales now expected in August. Exploration in the East Avebury area resulted in two significant intercepts including 23 meters at 0.9% Ni suggesting that the Seymour resource area extends 100 meters further east, and 22 meters at 1.0% Ni which outlines a new zone of mineralization that requires follow up.1 For illustration purposes, based on the royalty contract and using US$9.35 per pound nickel, IRC expects to receive approximately US$2.5 million annually from this royalty once the project reaches full production.

Belahouro (Inata) 2.5% NSR, Burkina Faso

Wega Mining completed a project financing facility with Macquarie Bank Limited for US$65 million. Wega Mining reported that “As the Inata project is progressing ahead we are becoming more and more excited about its upside. Based on today’s energy prices Wega Mining estimates an average cash cost of around US$350 per ounce of gold over the first two years of operations, or the first 300,000 ounces produced.” 2 For illustration purposes and using a US$925 per ounce gold price, IRC expects to receive approximately US$3.3 million from this royalty in 2009 on a full year of production.

Gwalia, 1.5% NSR, Western Australia

St Barbara Mines Limited reported that it had raised A$120 million to fund the remaining capital expenditures for the development of the Gwalia gold mine and related operations and infrastructure and to improve the productivity and efficiency of the Southern Cross processing plant.3 At a US$925 per ounce gold price, IRC expects to receive approximately US$2.8 million annually from this royalty once the project reaches full production.

Fedorova, 0.75-1.0% and 1.25-1.5% sliding scale NSRs, 0.5% NSR, Russia

Barrick Gold Corporation announced its intent to spend US$770 million to construct the Fedorova platinum group metal project in the Murmansk region with a projected 2012 commissioning date.4 Federova has a measured and indicated resource (50% basis) of 1.0 million ounces of palladium and 262,000 ounces of platinum as well as inferred resources of 1.3 million ounces palladium and 312,000 ounces platinum.4

Schaft Creek, 3.5% NPI, British Columbia, Canada

Copper Fox Metals Inc. reported that its 2008 program will allow it to complete a feasibility study early in 2009 on its copper-gold-molybdenum deposit. This summer’s drilling program is intended to further define the first six years of mining when Schaft Creek goes into production in an effort to shorten the payback period. Work at the site is expected to include 36 drill holes drilling approximately 9,000 meters.5

Jaccoletti, 1.5% NSR, Western Australia

St Barbara Mines Limited reported a newly discovered high-grade gold mineralization at the Jaccoletti deposit, located approximately 1.5 kilometers from its Marvel Loch (Southern Cross) operation. Significant intersections included 54 meters grading 8.1 g/t Au from 243 meters, 21 meters at 12.2 g/t Au from 217 meters and 18 meters at 7.6 g/t Au from 244 meters. These results are interpreted to represent the core of a steep southeast plunging ore shoot. True widths on the high-grade ore shoot are interpreted to be in excess of 20 meters wide and between 50 and 80 meters in length and provide potential for underground development.6 For illustration purposes, using US$925 per ounce gold IRC expects to receive approximately US$5.0 million in 2009 from projects covered by its Western Australia 1.5% NSR royalty. Projects contributing to this revenue include Southern Cross, Meekatharra and Gwalia Deeps.

Melba Flats, 2.0% NSR, Tasmania

Two holes were completed at the North Cuni-Gents prospect. Both intersected mineralized gabbros. Better intersections included 1.9 meters at 1.0% Ni and 0.80% Cu from 100 meters and 6 meters at 0.80% Ni and 0.70% Cu from 210 meters.7

Berg, 1.0% NSR, British Columbia, Canada

Terrane Metals Corporation completed a private placement that resulted in gross proceeds of CA$5.5 million. Proceeds from this private placement are expected to be used to explore the Berg copper-molybdenum-silver project. 8

Las Cruces, 1.5% NSR, Spain

Inmet Mining Corp. responded to a receipt of notice from the Spanish water authorities of its decision to suspend the authorization for dewatering and reinjection from a series of wells circumscribing the open pit. The plan proposed by Inmet Mining Corp. contains two primary actions. The first involves purification of water extracted from the aquifer through a reverse osmosis water treatment process prior to reinjection into the aquifer. The second is the relocation of certain DRS extraction wells to locations outside of the mineralized zone. Pre-stripping continues.9 Inmet also reported unexpected ground movement at the newly constructed storage facility for dried residue, which they are reportedly investigating.10 For illustration purposes, using a US$3.75 per pound copper price the Las Cruces royalty is expected to pay IRC US$8.3 million annually when the mine reaches full production.

Meekatharra, 0.45% and 1.5% NSRs, Western Australia

Mercator Gold plc transferred non-core exploration tenements in the Meekatharra area of Western Australia to Silver Swan Group.11 Silver Swan raised A$1.15 million to advance all of its projects, including those at Meekatharra. 12 IRC’s variable royalties apply to these tenements. The addition of Silver Swan adds value to IRC through the resulting increase in the number of companies working on projects where IRC holds royalties.

Churchill, 1.0% GOR, Nunavut, Canada

Stornoway Diamond Corp. approved an exploration program for up to CA$3.8 million. The program’s goal for 2008 is to prove up the existing kimberlites as well as to explore for new kimberlites with large tonnage potential that may occur as either pipes, blows along dykes or where the dykes widen substantially.

The Churchill Diamond Project is owned 58.14% by Shear Minerals Ltd and 41.86% by Stornoway Diamond Corp. and is comprised of the diamond rights to more than two million acres located near the communities of Rankin Inlet and Chesterfield Inlet in the Kivalliq region of Nunavut. Work is presently focused on continued exploration of new promising indicator mineral trains and geophysical anomalies as well as the evaluation of a system of significantly diamond-bearing, vertically-emplaced kimberlite dykes that have returned sample grades of up to 2.18 carats per tonne.13 IRC’s royalties apply to this vast area of highly prospective diamond lands.

References:

1	Oz Minerals Limited Quarterly Report for the three months ending June 30, 2008
2	Wega Mining press release, June 30, 2008
3	St Barbara Mines Limited press release, July 11, 2008
4	Prime-Tass Business News, May 28, 2008, http://www.barrick.com/globaloperations/projects/fedorova/default.aspx
5	Copper Fox Metals Inc. press release, July 10, 2008
6	St Barbara Mines Limited press release, July 14, 2008
7	Oz Minerals Limited Quarterly Report for the three months ending June 30, 2008
8	Terrane Metals Corporation press release, July 18, 2008
9	Inmet Mining Corporation press release, May 13, 2008
10	Inmet Mining Corporation press release, July 10, 2008
11	Mercator Gold plc press release, April 25, 2008,
12	Silver Swan Group press release, June 26, 2008, February 21, 2008
13	Stornoway Diamond Corporation press release, July 2, 2008

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 80 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Melanie Lecavalier: mlecavalier@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that describe expected sales and the extent of mineral deposit distribution at the Avebury project, estimated cash costs at the Belahouro (Inata) project, the commissioning date of the Fedorova project, the completion of the feasibility study, expectations of the drilling program and upcoming work to be done at the Schaft Creek project, future underground development at the Jaccoletti deposit, use of proceeds from the Berg project, proposed responses to the Spanish water authorities and reported investigations of ground movement concerning the Las Cruces site, and exploration goals at the Churchill Diamond project; anticipated royalty revenue; indications of expanded research areas and mineralization; market and economic conditions; stability of the regulatory environment; and demand for commodities. Financial information contained in this press release is unaudited. In certain cases, forward-looking statements can be identified by the use of words such as “plans to”, “suggesting that”, “based on”, “estimates”, “intent to”, “projected”, “will allow”, “intended to”, “potential for”, and “goal” or variations of such words and phrases, or words that state that certain actions, events or results “will be” or are “proposed”, “expected”, or “reportedly” to be taken, occur or be achieved. Since these forward-looking statements are based on publicly available information disseminated by property owners and/or operators, not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production, commodities prices and accuracy of assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain and the projected royalties on such projects. The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements unless required by law. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements.